United States securities and exchange commission logo





                              November 17, 2023

       Leah Wald
       Chief Executive Officer
       Valkyrie Bitcoin Fund
       c/o Valkyrie Digital Assets LLC
       320 Seven Springs Way, Suite 250
       Brentwood, TN 37027

                                                        Re: Valkyrie Bitcoin
Fund
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed October 30,
2023
                                                            File No. 333-252344

       Dear Leah Wald:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 29, 2023 letter.

       Amendment No. 3 to Registration Statement on Form S-1

       General

   1. To the extent that you intend to use a fact sheet, please provide us a copy for our review.
   2. Please revise to disclose whether and to what extent the Trust, Sponsor, Prime Broker,
                                                        Liquidity Providers or
any other entity is permitted to loan, pledge or rehypothecate any of
                                                        the Trust   s assets.
   3. Please describe the AML, KYC and any other procedures conducted by the Trust, the
                                                        Sponsor, the Authorized
Participants, the Prime Broker, the Liquidity Providers, and the
                                                        Custodian to determine,
among other things, whether the counter-party in any transactions is not a sanctioned
entity.
 Leah Wald
FirstName LastNameLeah   Wald
Valkyrie Bitcoin Fund
Comapany 17,
November   NameValkyrie
              2023       Bitcoin Fund
November
Page 2    17, 2023 Page 2
FirstName LastName
Cover Page

4. Please revise the cover page to identify the initial Authorized Participant, and revise your disclosure on the cover page and page 74 to identify the initial Authorized Participant as a statutory underwriter. Also revise the cover page to disclose the price per Share and that the Trust is registering an indeterminate number of Shares.
Lukka Prime, page 1

5. Please revise your description of Step 3 on page 2 to clarify what you mean by "decay,"
         including what is considered in determining "decay," how the adjusted score is "decayed"
         and, to the extent applicable, disclose the decay rate. For example purposes only, this step appears to look only at the time passed since the last trade but we note that you disclose that this step assesses "the level of activity in market by considering the frequency
         (volume) of trades" and "reflects freshness of date by tracking most recent trades."
6. We note your disclosure identifies the Index Pricing Sources used as of December 2022.
         Please update your disclosure here and throughout to identify the Index Pricing Sources currently used.
Prospectus Summary
Trust Overview, page 1

7. Please disclose here that the Trust is a passive investment vehicle. Please also revise to disclose, if true, that Shareholders have no voting rights. In this regard, we note your disclosure on pages 65 that Shareholders have no voting rights under the Trust
         Agreement. We also note your disclosure on page 58 that, "[u]nder the Trust Agreement,
         Shareholders have limited voting rights," including, for example, that "the Sponsor will terminate the Trust upon the agreement of Shareholders owning at least 75% of the outstanding Shares" and that "any amendment that adversely affects the rights of
         Shareholders, appoints a new Sponsor, dissolves the Trust or makes any material change
         to the Trust   s basic investment policies or structure must be
approved by the affirmative
         vote of Shareholders owning at least 50% of the outstanding Shares." Please revise for clarity and consistency throughout.
8. Please revise to provide quantitative information that demonstrates the volatility of the price of bitcoin.
9. Please revise your disclosure here to briefly address the risks associated with the competition you will face in launching and sustaining your product, including the risk that your timing in reaching the market and your fee structure relative to other bitcoin ETPs could have a determinantal effect on the scale and sustainability of your product.
Custody of the Trust's Assets, page 2

10. Please revise to clarify what you mean by your disclosure on page 2 that the Custodian
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FirstName LastNameLeah   Wald
Valkyrie Bitcoin Fund
Comapany 17,
November   NameValkyrie
              2023       Bitcoin Fund
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Page 3    17, 2023 Page 3
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         will custody the Trust's bitcoin in accounts that are required to be segregated "from time to time" by explaining what "from time to time" means in this context. In addition, we note your disclosure that "[t]he Custodian will keep a substantial portion of the private
         keys associated with the Trust   s bitcoin in    cold storage    or
similarly secure technology
         (the    Cold Vault Balance   ), with any remainder of the Vault
Balance held as part of a    hot
         storage    (the    Hot Vault Balance   )." Please revise to disclose
the percentage of the
         private keys that are held in cold storage, and, on page 58, disclose the Custodian's policies regarding whether and when the private keys are held in cold or hot storage, and describe the "similarly secure technology." Also, we note that a portion of the Trust's bitcoin holdings and cash holdings may be held with Coinbase, the Prime Broker, in connection with creations and redemptions and with the sale of bitcoin to pay the Trust's expenses not assumed by the Sponsor. Please revise to disclose here the Prime
         Broker's policies regarding how it will hold the Trust's assets. In addition, please include a summary of the insurance coverage of the Custodian and Prime Broker and the degree to which the insurance policies protect the Trust's assets held by the Custodian and Prime
         Broker as well as the Custodian's policies regarding the amount of the Trust's assets held in each wallet.
Trust Structure, page 2

11. We note your disclosure on page 2 that "[t]he Trust has entered into a prime brokerage
         and custody agreement with the Custodian (the    Custody Agreement
), pursuant to which
         the Custodian will custody all of the Trust   s bitcoin, other than
that which may be
         maintained in a trading account with Coinbase from time to time." Please revise to clarify, here, if true that the Custodian and Prime Broker are affiliates but not the same entity.
Trust expenses, page 5

12. Please revise to disclose whether the Trust is responsible for paying any costs associated with the transfer of bitcoin to the Sponsor or the sale of bitcoin to pay the Additional
         Expenses or if such costs are included in the Sponsor's Fee. Please also disclose whether any of the Trust's expenses payable by the Sponsor from the Sponsor's Fee are capped. In addition, please revise to disclose how the Actual Exchange Rate is calculated.
13. We note your disclosure on page 5 that "[i]f Additional Trust Expenses are incurred, the
         Sponsor will cause the Custodian to convert bitcoin into U.S. Dollars or other fiat currencies." Please revise to identify the "other fiat currencies." Risk Factors, page 6

14. Please revise to include a summary of the risk factors section immediately following your prospectus summary section pursuant to Item 105(b) of Regulation S-K.
15. We note that many of your risk factors address several different risks but only highlight one risk in the heading. For example, we note that the first risk factor that begins on page
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FirstName LastNameLeah   Wald
Valkyrie Bitcoin Fund
Comapany 17,
November   NameValkyrie
              2023       Bitcoin Fund
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Page 4    17, 2023 Page 4
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         18 and continues on page 19 currently addresses the risks related to whether the Sponsor may be subject to additional regulatory requirements under the Investment Company Act of 1940, increasing regulation in foreign jurisdictions and the risks related to the high energy usage required for bitcoin mining. Please revise to divide this risk factor into several risk factors, including a risk factor with a heading that highlights the risks related to the environmental impact of bitcoin mining. In this new risk factor, address the reasons why bitcoin mining may implicate different risks than other crypto asset mining such as the differences in proof-of-work and proof-of-stake, and discuss in greater detail the regulations that states and foreign jurisdictions have passed or are currently considering that impact crypto asset mining. Similarly, please revise to include separate risk factors that specifically highlight the risks related to wash-trading, the existence of bitcoin
         "whales" and the concentration in bitcoin ownership, front-running and manipulation. In this regard, we note that your disclosure on pages 22 and 23 identifies many of the these risks in a single risk factor but does not discuss them in detail and does not highlight these risks in the heading.
Risk Factors Related to the Trust and the Shares
The Shares may trade at a price which is at, above or below the Trust's Bitcoin Holdings per
Share, page 25

16. Please revise to remove the reference to a "riskless profit" as it appears to be inconsistent with your disclosure regarding the volatility of bitcoin as well as the other risks you address related to the Bitcoin market in general and the creation and redemption processes of the Trust.
If the Custody Agreement is terminated or the Custodian fails, page 30

17. Your disclosure on page 30 that the Custodian facilitates the selling of bitcoin by the Trust to pay the Sponsor's Fee appears to be inconsistent with your disclosure on page 5 that the
         Sponsor's Fee is payable in bitcoins. Please revise for clarity and consistency.
There is no guarantee that an active trading market for the Shares will continue, page 31

18. We note your disclosure on page 31 that "[t]he Sponsor may elect to terminate the Trust if it determines, in its sole discretion, that the Trust is not an economically viable size, which
         could result in the liquidation of the Trust   s bitcoins at a time
that is disadvantageous to
         Shareholders." Please revise to quantify or otherwise describe what "economically viable size" means.
Trust Expenses, page 47

19. Please revise to disclose examples of when the the Sponsor may waive all or a portion of the Sponsor's Fee, and disclose where the Sponsor will publish the daily calculation of the fee. Also disclose whether the Sponsor will use any other means to notify Shareholders of the "stated periods of time" that it has waived all or a portion of the Sponsor's Fee, and, if
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FirstName LastNameLeah   Wald
Valkyrie Bitcoin Fund
Comapany 17,
November   NameValkyrie
              2023       Bitcoin Fund
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Page 5    17, 2023 Page 5
FirstName LastName
         so, how. Similarly, revise to disclose examples of when the Sponsor may raise the
         Sponsor's Fee or decrease the Sponsor-paid expenses, and disclose whether the Sponsor will use any other means to notify Shareholders, and if so, how. In this regard, we note your disclosure in the fifth risk factor on page 31.
20. Please revise to describe the mechanics of how the Custodian will convert the bitcoin into
         U.S. Dollars or other fiat currencies, including the roles of the Prime Broker and any other
         Service Provider, whether the transfers to any Service Providers in connection with the sale of the bitcoin will occur on-chain or off-chain, how the Actual Exchange Rate is determined, the policies regarding where the bitcoin will be sold, who decides where the bitcoin will be sold and any risks related to the this process.
Use of the Lukka Prime Reference Rate, page 48

21. With reference to the disclosure on page 49 of liability limitations in the last two paragraphs regarding the Use of the Lukka Prime Reference Rate, the disclosures do not appear to be consistent with management's obligations with respect to the financial statements, including the determination of the fair value of assets within those financial statements under U.S. GAAP. Please revise or tell us why you believe the statements are consistent with those obligations.
22. Please disclose whether the Index Provider has an oversight committee that determines the
         Index Pricing Sources and evaluates the Index's methodology. If so, please disclose how many members are on the committee, how the committee members are selected, how often the committee meets to consider changes to the Index's methodology and any changes that have been made to the Index since the creation of the Index. Please also disclose any changes that have been made to the Index Pricing Sources since the creation of the Index and why those changes were made, and please disclose whether, and, if so, how Shareholders will be notified of changes to the Index's methodology. In addition, please provide a brief description of each Index Pricing Source, including where they are located, how they are licensed or regulated, the aggregate monthly, quarterly or annual trading volume of BTC/USD markets of each Index Pricing Source and the market share for BTC/USD trading of each Index Pricing Source. Further, please briefly describe the
         Index Provider's oversight procedures to ensure that the Index is administered pursuant to its policies for Index integrity. Also disclose the Index
         Provider's procedures if information from one or more of the Index Pricing Sources is unavailable during a Business Day, and disclose the Index's methodology related to forks and Incidental Rights.
23. Please revise to expand your description of the five-step weighting process for identifying the principal exchange for bitcoin and the last price on that exchange. For example, for
         Step 1, describe how the BES is assigned to each Index Pricing Source, how often the
         BES is recalculated as we note that it is based on "static exchange characteristics such as oversight microstructure and technology" and provide a brief description of what you mean by "microstructure." For Step 2, describe how the BES is adjusted based on the
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FirstName LastNameLeah   Wald
Valkyrie Bitcoin Fund
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              2023       Bitcoin Fund
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         "relative monthly volume each exchange services," clarify what you mean by "relative monthly volume" and disclose how many months are considered in this evaluation. For
         Step 3, clarify what you mean by "decay," and clarify your description of how the adjusted score is "decayed" as it seems to look only at the time passed since the last trade but you disclose that it assesses "the level of activity in the market by considering the frequency (volume) of trades" and "reflects the freshness of data by tracking most recent trades." For Step 5, please disclose which "executed exchange price is used to represent fair market value at 4:00 p.m. ET."
Calculation of NAV, page 49

24. We note your response to prior comment 8. Please address the following with respect to your application of ASC Topic 820:
             Provide us with your accounting policy for determining the fair value of bitcoin in accordance with ASC Topic 820.
             As the trust is expected to primarily transact with the Bitcoin markets through the
             Authorized Participant, confirm for us that your determination of the principal market will be from the perspective of the Authorized Participant.
             Tell us if you and/or your Authorized Participant plan to transact in multiple markets. If so, please ensure that your accounting policy reflects that fact and describes the types of markets in which you and/or your Authorized Participant expect to transact. In that regard, we note that ASC 820-10-35-36A includes definitions of four types of markets (e.g. brokered market, dealer market, exchange market, and principal to principal market).
             Confirm for us that your principal market will be one which you or your Authorized
             Participant will be able to access and clarify for us whether you anticipate your principal market will be one in which you or your Authorized Participant will normally transact. Refer to ASC Topics 820-10-35-6A and
820-10-35-5A
             respectively.
             In your disclosures on pages 1 and 48, you disclose your intention to engage a third party to obtain a price from a principal market for bitcoin, and that price will form the basis for you determination of fair value in accordance with GAAP. Please explain
             how your determination of    a principal market    for bitcoin is
consistent with the
             guidance in ASC Topic 820-10-35-6A which states the principal market shall be considered from the perspective of the reporting entity.
25. On page 50, you include a list of steps identified as showing how the Trust's NAV is calculated. However, as the steps appear to show how the NAV per Share is calculated, please revise to clarify.
26. Please disclose what policies or procedures you have in place if the Index becomes unavailable or if the Sponsor determines that the Index does not reflect an accurate bitcoin price. In this regard, we note that on a daily basis the Sponsor's Valuation Team considers the Index's bitcoin price.
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FirstName LastNameLeah   Wald
Valkyrie Bitcoin Fund
Comapany 17,
November   NameValkyrie
              2023       Bitcoin Fund
November
Page 7    17, 2023 Page 7
FirstName LastName
Intraday Indicative Value, page 50

27. We note your disclosure that the intraday indicative value is calculated by using the prior
         day   s closing NAV as a base and updating that value throughout the trading day to reflect
         changes in the most recently reported price of bitcoin as reported by the Index Provider or another reporting service. Please revise to clarify how the intraday indicative value is calculated and how it is updated throughout the day.
The Sponsor, page 52

28. Please discuss here the Sponsor's experience sponsoring exchange traded funds and specifically its experience related to crypto asset markets. In addition, please revise here or elsewhere to disclose the material terms, including the term and termination provisions, of the agreements with all of the Trust's Service Providers, including the Prime Broker and Liquidity Providers.
Management of the Sponsor, page 53

29. Please revise to include the information required by Item 401 of Regulation S-K.
Redemption of Shares, page 58

30. We note your disclosure on page 58 that "the Trust and an affiliate of the Trust recently entered into a settlement agreement with the SEC concerning the operation of the Trust's former redemption program." Please revise to disclose the settlement agreement in an appropriate section of your prospectus, and add risk factor disclosure addressing the settlement agreement.
Custody of the Trust's Bitcoins, page 59

31. Please revise to discuss your custody procedures in greater detail, identify the Trust's Cash
         Custodian, and describe the material terms of the Trust's agreement with the Cash
         Custodian. In addition, please disclose the material terms of the Trust's agreement with the Custodian. For example, describe (i) the procedures for moving the Trust's assets out of cold storage in connection with redemptions, the payment of the Sponsor's Fee, and the payment of the Additional Expenses, (ii) the procedures for moving bitcoin into cold storage in connection with creations, (iii) the percentage of the Trust's private keys held in cold storage, (iv) the geographic location of where the Trust's assets will be stored, (v) the amount of the Trust's assets held in each wallet, (vi) the insurance coverage of the
         Custodian, (vii) the degree to which the insurance policy protects the Trust's assets held by the Custodian, (viii) the Custodian's policies related to Incidental Rights and (ix)
         whether the Sponsor has provided instructions to the Custodian regarding airdrops or forks.
32. We note your disclosure on page 58 that "[t]o the extent the Trust maintains a Trading
         Balance with Coinbase, such short-term holdings represent an omnibus claim on
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FirstName LastNameLeah   Wald
Valkyrie Bitcoin Fund
Comapany 17,
November   NameValkyrie
              2023       Bitcoin Fund
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Page 8    17, 2023 Page 8
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         Coinbase   s bitcoin held on behalf of clients." Please revise to
describe the omnibus claim
         and the degree of protection that this provides to the Trust's assets. In addition, here or elsewhere please identify the trading venues in which the Prime Broker may hold and trade the Trust's assets.
Description of Creation and Redemption of Shares, page 60

33. Please revise your disclosure here to provide a detailed discussion of the mechanics of creation and redemption transactions conducted pursuant to the Conversion Procedures and otherwise, including (i) whether your Authorized Participants will be required to maintain an account with the Custodian, the Prime Broker and/or the Liquidity Providers,
         (ii) whether and how the Authorized Participants are able to participate directly in the acquisition, transfer or receipt of bitcoin, (iii) why and under what circumstances the
         Authorized Participants will utilize Liquidity Providers to deliver bitcoin to the Prime
         Broker, (iv) whether the Authorized Participants and Liquidity Providers can transfer the bitcoin directly to the Custodian or whether the bitcoin must be first transferred to the
         Prime Broker, (v) to the extent that the Authorized Participants and Liquidity Providers transfer the bitcoin to the Prime Broker in connection with creations, the amount of time it takes for the bitcoin to be deposited with the Custodian, (vi) whether, when the bitcoin is transferred to the Custodian, the Authorized Participant will be responsible for the cost to the extent that it is an on-chain transaction, (vii) whether and to what extent each transfer made in connection with the creation and redemption transactions conducted pursuant to the Conversion Procedures and otherwise will be settled on-chain or off-chain and (viii)
         any risks associated with the settlement process. Also, please provide a detailed description of how the Administrator calculates the Bitcoin Holdings and Bitcoin
         Holdings per Share in connection with redemptions and creations. In addition, please revise your summary disclosure on page 4 to summarize the mechanics of the creations and redemptions that are conducted pursuant to the Conversion Procedures and those that are not so that investors understand the role of the Authorized Participants, the Liquidity
         Providers, the Prime Broker, the Custodian, the Sponsor and the Transfer Agent in
         connection with creations and redemptions. Further, please revise to identify the
         Liquidity Providers, and disclose the material terms of the agreements with the Prime
         Broker and Liquidity Providers.
34. We note your disclosure on page 49 that "[t]he Trust's NAV is an amount denominated in
         U.S. dollars and is not utilized in determining the number of Shares that an Authorized
         Participant will receive in creating Shares, or the number of bitcoin that an Authorized
         Participant will receive in redeeming Shares, as those transactions are effected in-kind in
         bitcoins based on the Trust   s bitcoin holdings per Share." Please
revise here to
         disclose how the Trust's Bitcoin Holdings Per Share is calculated. In addition, please include a separate subsection that describes the in-cash creation and redemption procedures, including how the in-cash purchase orders per basket are calculated. In this regard, we note your disclosure on page 6 that "Liquidity Providers facilitate the purchase and sale of bitcoins on behalf of Authorized Participants creating or redeeming Shares in-
 Leah Wald
Valkyrie Bitcoin Fund
November 17, 2023
Page 9
         cash."
Suspension or Rejection of Redemption Orders, page 62

35. Please expand this section to address the rejection or suspension of creation orders. Also expand your disclosure here to describe what is deemed as an "emergency" such that the delivery, disposal or evaluation of bitcoin is not reasonably practicable, and disclose the factors the Sponsor will consider to determine whether the suspension of creation and redemptions or the postponement of settlement dates are necessary for the protection of the Trust's Shareholders.
36. Please revise to disclose whether and how you will notify Shareholders if the Trust has suspended creations and redemptions, and describe the potential impact of suspending creations and redemptions.
Governing Law; Consent to Delaware Jurisdiction, page 66

37. We note your disclosure on page 66 that each Shareholder consents to the exclusive jurisdiction of the courts of the State of Delaware and any federal courts located in
         Delaware. Please disclose whether this provision applies to actions arising under the
         Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the
         Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
         Act or Exchange Act.
Termination of the Trust, page 69

38. We note your disclosure on page 6 that "[u]pon dissolution of the Trust and surrender of
       Shares by the Shareholders, Shareholders will receive a distribution in U.S. Dollars or in bitcoins, at the sole discretion of the Sponsor, after the Sponsor has paid or made
       provision for the Trust   s obligations." Please revise your disclosure
here and under
       Distributions on page 58 to clarify that Shareholders may receive a distribution in U.S.
       Dollars or in bitcoin. Please also clarify what you mean by your disclosure that "[t]he
       Sponsor would be subject to the same regulatory requirements as the Trust, and therefore,
FirstName LastNameLeah Wald
       the markets available to the Sponsor will be the same markets available to the Trust" by
Comapany    NameValkyrie
       briefly               Bitcoin
               identifying the       Fund requirements" and by explaining which
markets are
                                "regulatory
       available
November         to the
           17, 2023      Trust.
                      Page  9
FirstName LastName
 Leah Wald
FirstName LastNameLeah  Wald
Valkyrie Bitcoin Fund
Comapany 17,
November   NameValkyrie
              2023      Bitcoin Fund
November
Page 10 17, 2023 Page 10
FirstName LastName
       Please contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets